Monthly Report - April, 2013

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        3,434,361       21,554,579
Change in unrealized gain (loss) on open            9,200,295        6,200,178
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0            3,157
      obligations
   Change in unrealized gain (loss) from U.S.          53,864           77,859
      Treasury obligations
Interest Income 			               67,217          275,528
Foreign exchange gain (loss) on margin
   deposits      				      (19,744)        (246,452)
				                 ------------    -------------
Total: Income 				           12,735,993       27,864,849

Expenses:
   Brokerage commissions 		            2,365,658        9,565,899
   Management fee 			               57,339          227,567
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                  915           25,616
   Administrative expense 	       	              143,923          581,180
					         ------------    -------------
Total: Expenses 		                    2,567,835       10,400,262
Net Income(Loss)			   $       10,168,158       17,464,587
for April, 2013

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (414,560.242    $     9,599,717    441,163,672    450,763,389
units) at March 31, 2013
Addition of 		 	              0        616,602        616,602
555.744 units on April 1, 2013
Redemption of 		 	              0   (11,344,944)   (11,344,944)
(10,193.327) units on  April 30, 2013*
Net Income (Loss)               $       263,093      9,905,065     10,168,158
for April, 2013
         			   -------------   -------------   -----------


Net Asset Value at April 30, 2013
(405,043.276 units inclusive
of 120.617 additional units) 	      9,862,810    440,340,395    450,203,205
				  =============  ============= ==============


		GLOBAL MACRO TRUST April 2013 UPDATE
                      Year to Date     Net Asset
Series	  April ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1       2.19% 	   3.63%  $    1,099.87	  376,778.742 $   414,406,557
Series 2       2.55% 	   5.11%  $    1,252.27	      202.837 $       254,007
Series 3       2.57% 	   5.20%  $    1,261.60	   26,195.627 $    33,048,419
Series 4       2.74% 	   5.90%  $    1,336.62	    1,866.070 $     2,494,222

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Co-chief Executive Officer
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




			May 7, 2013
Dear Investor:


In April, the Trust again posted a profit with gains concentrated in the interest rate and metals sectors. Elsewhere, energy trading was fractionally positive, trading of equity futures and agricultural commodities were fractionally negative, and currency trading was nearly flat.

Persistent monetary ease from the developed world's major central banks, evidence that inflation remains tame, and signs of softer growth in the U.S. and China encouraged buying of government notes and bonds. Consequently, long positions in U.S., German, French, Italian,
Canadian and British notes and bonds were profitable. Long trades in short-term eurodollar and euribor futures also registered gains.
Meanwhile, a long Japanese government bond trade was fractionally unprofitable as the implementation of Japan's new monetary policy confused markets at the outset.

Short precious and industrial metals positions were profitable. Potential gold sales by Cyprus, a bearish call on gold from Goldman Sachs, and the aforementioned containment of inflation and weakening in economic activity led to a sharp fall in precious metals prices. Industrial metals prices weakened as well, especially copper which fell to an 18 month low as supplies increased with the coming on line of new mines.

Short positions in heating oil, London gas oil and, to a lesser extent, crude oil were profitable as energy prices declined. On the other hand, a long RBOB gasoline trade was slightly unprofitable and was reversed.

Short U.S. dollar positions versus the currencies of Brazil, Canada, Chile, India, Israel, Mexico, New Zealand, Turkey and the euro were profitable. Short yen trades against the Aussie and U.S. dollars were also profitable. On the other hand, trading the U.S. dollar against the pound sterling, Aussie dollar, Korean won, Russian ruble and South African rand produced losses. Finally, short euro trades versus the Aussie dollar, Norwegian krone, Swedish krona, and Turkish lira and a short sterling trade relative to the Aussie generated losses, as did trading the euro against the Hungarian and South African currencies.

Equity index prices weakened during mid-month in the wake of soft economic data, before rebounding near month-end. Long positions in U.S., Canadian, U.K., Korean and South African equity indices posted losses. A short VIX trade was also unprofitable. These losses outdistanced the gains from long positions in Japanese, Singaporean, Taiwanese, Australian and Spanish equity futures.

Short positions in wheat, cocoa and hogs, and a long cotton trade generated losses that were fractionally larger than the gains from short coffee, sugar and cattle trades.



    				Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman